		    SECURITIES AND EXCHANGE COMMISSION
			   Washington, D.C.  20549

				SCHEDULE 13D

		 Under the Securities Exchange Act of 1934
			      (Amendment No. 1)*


			 Data Systems & Software Inc.
			 ----------------------------
			       (Name of Issuer)

			Common Stock, $0.01 par value
		       -------------------------------
		       (Title of Class of Securities)

				  237887104
				--------------
				(CUSIP Number)

			      Mr. Yacov Kaufman
		   200 Route 17, Mahwah, New Jersey  07430
		---------------------------------------------
		(Name, Address and Telephone Number of Person
	      Authorized to Receive Notices and Communications)

			      January 3, 1998
			    -------------------
	   (Date of Event which Requires Filing of this Statement)

	If the filing person has previously filed a statement on
Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule
13d-1 (b)(3) or (4), check the following box.  [ ]

	Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

	* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

			       Page 1 of 26 Pages
PAGE

CUSIP No.:  237887104                 13D                  Page 2 of 26 Pages
-----------------------------------------------------------------------------

 1.     Name of reporting person:  Cummer/Moyers Capital Advisors, Inc.

	IRS Identification No. of above person:  75-2681494

 2.     Check the appropriate box if a member   (a) [X]
	of a group                              (b) [ ]

 3.     SEC use only ________________________

 4.     Source of funds:  WC

 5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

 6.     Citizenship or place of organization:  Texas


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.     Sole voting power:  0

 8.     Shared voting power: 0

 9.     Sole dispositive power:  0

10.     Shared dispositive power:  192,000 shares

11.     Aggregate amount beneficially owned by each reporting person:
	192,000 shares

12. Check box if the aggregate amount in Row (11) excludes certain shares: [X]

13.     Percent of class represented by amount in Row (11): 2.61%

14.     Type of reporting person:  IA

PAGE

CUSIP No.:  237887104                 13D                  Page 3 of 26 Pages
-----------------------------------------------------------------------------

 1.     Name of reporting person:  Cummer/Moyers Capital Partners, Inc.

	IRS Identification No. of above person:  75-2551678

 2.     Check the appropriate box if a member   (a) [X]
	of a group                              (b) [ ]

 3.     SEC use only ________________________

 4.     Source of funds:  WC

 5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

 6.     Citizenship or place of organization:  Texas


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.     Sole voting power:  210,000 shares

 8.     Shared voting power:  0

 9.     Sole dispositive power:  210,000 shares

10.     Shared dispositive power:  0

11.     Aggregate amount beneficially owned by each reporting person:
	210,000 shares

12. Check box if the aggregate amount in Row (11) excludes certain shares: [X]

13.     Percent of class represented by amount in Row (11): 2.85%

14.     Type of reporting person:  CO

PAGE

CUSIP No.:  237887104                 13D                  Page 4 of 26 Pages
-----------------------------------------------------------------------------

 1.     Name of reporting person:  Jeffrey A. Cummer

	IRS Identification No. of above person:

 2.     Check the appropriate box if a member   (a) [X]
	of a group                              (b) [ ]

 3.     SEC use only ________________________

 4.     Source of funds:  PF

 5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

 6.     Citizenship or place of organization:  United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.     Sole voting power:  1,800 shares

 8.     Shared voting power:  220,000 shares

 9.     Sole dispositive power:  1,800 shares

10.     Shared dispositive power:  412,000 shares

11.     Aggregate amount beneficially owned by each reporting person:
	413,800 shares

12. Check box if the aggregate amount in Row (11) excludes certain shares: [X]

13.     Percent of class represented by amount in Row (11):  5.62%

14.     Type of reporting person:  IN

PAGE

CUSIP No.:  237887104                 13D                  Page 5 of 26 Pages
-----------------------------------------------------------------------------

 1.     Name of reporting person:  Dwayne A. Moyers

	IRS Identification No. of above person:

 2.     Check the appropriate box if a member   (a) [X]
	of a group                              (b) [ ]

 3.     SEC use only ________________________

 4.     Source of funds:  PF

 5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

 6.     Citizenship or place of organization:  United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.     Sole voting power:  11,600 shares

 8.     Shared voting power:  220,000 shares

 9.     Sole dispositive power:  11,600 shares

10.     Shared dispositive power:  412,000 shares

11.     Aggregate amount beneficially owned by each reporting person:
	423,600 shares

12. Check box if the aggregate amount in Row (11) excludes certain shares: [X]

13.     Percent of class represented by amount in Row (11):  5.75%

14.     Type of reporting person:  IN

PAGE

CUSIP No.:  237887104                 13D                  Page 6 of 26 Pages
-----------------------------------------------------------------------------

 1.     Name of reporting person:  Cummer/Moyers Holdings, Inc.
	Profit Sharing Plan

	IRS Identification No. of above person:  75-2625318

 2.     Check the appropriate box if a member   (a) [X]
	of a group                              (b) [ ]

 3.     SEC use only ________________________

 4.     Source of funds:  PF

 5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

 6.     Citizenship or place of organization:  Texas


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

 7.     Sole voting power: 10,000 shares

 8.     Shared voting power:  0

 9.     Sole dispositive power:  10,000 shares

10.     Shared dispositive power:  0

11.     Aggregate amount beneficially owned by each reporting person:
	10,000 shares

12. Check box if the aggregate amount in Row (11) excludes certain shares: [ ]

13.     Percent of class represented by amount in Row (11): 0.14%

14.     Type of reporting person:  EP

PAGE

			 DATA SYSTEMS & SOFTWARE INC.
				SCHEDULE 13D


ITEM 1. SECURITY AND ISSUER

	The class of securities to which this statement relates is the common stock, par value $0.01 per share (the "Common Stock"), of Data Systems & Software Inc., a Delaware corporation (the "Issuer"), which has its principal executive offices located at 200 Route 17, Mahwah, New Jersey 07430.

ITEM 2. IDENTITY AND BACKGROUND

	This statement is being filed by the following beneficial owners of 425,400 shares of Common Stock (approximately 5.77%) of the total number of shares of Common Stock outstanding as of October 31, 1997 (collectively referred to as the "Reporting Persons"):

		Cummer/Moyers Capital Advisors, Inc. ("Advisors") is a Texas corporation which is engaged in the business of providing investment advisory services. Advisors is an investment advisor registered with the Securities and Exchange Commission and is also a wholly-owned subsidiary of Cummer/Moyers Capital Partners, Inc. ("Capital Partners"). The address of its principal business is 3417 Hulen Street, Fort Worth, Texas 76107.

		Capital Partners is a Texas corporation which serves as the general partner of Investors Strategic Partners I, Ltd., a Texas limited partnership which operates as an investment limited partnership, investing primarily in equity securities (the "Partnership"). As the general partner of the Partnership, Capital Partners provides management services to the Partnership and in this capacity is responsible for investment decisions, portfolio management, and trading activities. Capital Partners is a wholly-owned subsidiary of Cummer/Moyers Holdings, Inc. ("Holdings"). The address of its principal business is 3417 Hulen Street, Fort Worth, Texas 76107.

		Jeffrey A. Cummer ("Mr. Cummer"), whose business address is 3417 Hulen Street, Fort Worth, Texas 76107, serves as the President and a Director of Holdings and its subsidiaries Cummer/Moyers Securities, Inc. ("Securities"), Capital Partners and Advisors. Mr. Cummer is a United States citizen.

		Dwayne A. Moyers ("Mr. Moyers"), whose business address is 3417 Hulen Street, Fort Worth, Texas 76107, serves as the Vice President, Secretary, Treasurer and a Director of Holdings and its subsidiaries Securities, Capital Partners and Advisors. Mr. Moyers is a United States citizen.

		The Cummer/Moyers Holdings Inc. Profit Sharing Plan (the "Plan") is the profit sharing plan established for the benefit of the employees of Holdings and its subsidiaries. Mr. Cummer and Mr. Moyers serve as trustees of the Plan.

	During the past five years, the Reporting Persons (Advisors, Capital Partners, Mr. Cummer, Mr. Moyers and the Plan) have not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

			       Page 7 of 26 Pages
PAGE

	The affiliates of the Reporting Persons are as follows:

		Holdings is a Texas corporation which serves as a holding company for its subsidiaries engaged in brokerage activities, advisory services and other related activities. Holdings owns of record and beneficially all of the issued and outstanding shares of capital stock of Securities and Partners. Mr. Cummer and Mr. Moyers are the officers and directors of Holdings. The address of its principal business is 3417 Hulen Street, Fort Worth, Texas 76107.

		Securities is a Texas corporation which is engaged in the securities brokerage business. Securities is registered as a broker/dealer with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. Mr. Cummer and Mr. Moyers are the officers and directors of Securities. The address of its principal business is 3417 Hulen Street, Fort Worth, Texas 76107.

	During the past five years, neither Holdings nor Securities have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violations with respect to such laws.

	Attached hereto as SCHEDULE 1 and incorporated by reference herein is a table setting forth each of the Reporting Persons and their affiliates, together with their respective addresses and beneficial ownership of the Common Stock.

	Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, each Reporting Person hereby expressly declares that the filing of this statement is not an admission that such Reporting Person is the beneficial owner of any shares of Common Stock other than those listed on Schedule 1 as being beneficially owned by such Reporting Person. The Reporting Persons disclaim beneficial ownership of 85,470 shares of Common Stock of the Issuer held in non-discretionary client accounts at Securities.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

	Prior to July 1997, Mr. Cummer served as a registered principal and branch manager of Investment Management and Research, Inc. ("IMR") and Mr. Moyers served as a registered representative of IMR. IMR is a wholly-owned subsidiary of Raymond James Financial, Inc., a Florida based holding company which offers a wide range of financial services to individual, corporate, governmental and institutional clients through its various subsidiaries. In these capacities Mr. Cummer and Mr. Moyers acquired approximately 176,750 shares of Common Stock on behalf of discretionary client accounts held by IMR. The source of funds used by Mr. Cummer and Mr. Moyers to acquire the 176,750 shares of Common Stock are funds contributed into the discretionary accounts by the account holders. In mid-July 1997, following the formation of Advisors and Securities by Holdings and the termination of Mr. Cummer's and Mr. Moyers' relationship with IMR, these account holders transferred their discretionary client accounts to Securities and established an investment advisory relationship with Advisors. Since the conversion in mid-July, Advisors has purchased additional shares of Common Stock on behalf of various discretionary client accounts established at Securities. The 192,000 shares were acquired since December 1995 at prices ranging from $4.375 to $8.50 per share.

			       Page 8 of 26 Pages
PAGE

	The source of funds used by Capital Partners to acquire 210,000 shares of Common Stock on behalf of the Partnership are the capital contributions made by the limited partners to the Partnership. Capital Partners purchased the 210,000 shares in numerous separate transactions from December 29, 1995 to December 31, 1997 at prices ranging from $4.50 to
$8.75 per share.

	The source of funds used by Mr. Cummer to acquire 1,800 shares of Common Stock was Mr. Cummer's personal funds. Mr. Cummer purchased the 1,800 shares in a single transaction on November 25, 1997 at a price of $5.125 per share for a total amount of $9,225.

	The source of funds used by Mr. Moyers to acquire 11,600 shares of Common Stock on behalf of the Dwayne A. Moyers IRA was Mr. Moyers' personal funds. Mr. Moyers, as the custodian of his IRA, purchased the 11,600 shares in eight separate transactions from December 28, 1995 to July 7, 1997 at prices ranging from $4.8661 to $7.50 per share for a total amount of approximately $68,844.

	The source of funds used by the Plan to acquire 10,000 shares of Common Stock was the contributions to the Plan made by the employees of Holdings and its subsidiaries. The Plan purchased the 10,000 shares in eight (8) separate transactions from March 15, 1996 to June 13, 1997 at prices ranging from $5.00 to $6.625 per share for a total amount of $55,876.

ITEM 4. PURPOSE OF TRANSACTION

	On January 3, 1998, certain of the Reporting Persons and their affiliates formed the Committee to Enhance Data Systems & Software Inc. Stockholder Value (the "Committee") in response to their concerns over the poor financial performance of the Issuer's operations and the poor performance of the Issuer's stock. The members of the Committee are Cummer/Moyers Holdings, Inc., Cummer/Moyers Capital Partners, Inc., Cummer/Moyers Capital Advisors, Inc., Dwayne A. Moyers, and Jeffrey A. Cummer. A copy of the agreement setting forth the rights and obligations of each member of the Committee is included as Exhibit B to this Schedule 13D.

	In particular, the Committee is concerned over the following matters:

		(1) The Issuer had losses in excess of $5,600,000 for the nine month period ended September 30, 1997, as reported in the Issuer's Quarterly Report on Form 10-Q dated November 13 ,1997 for the period ended September 30, 1997;

		(2) The Issuer's most significant asset, a 24% interest in Tower Semiconductor Corp., Ltd., declined in value by over $75,000,000 since September 1995; and

		(3) The Issuer's stock price declined by over 58% since September 1995 (from $11 5/8 to $4 7/8) while the market for computer-related companies, as reflected by the NASDAQ Computer Index, has rallied 71% during the same period.

	Despite the poor performance of the Issuer, the current Board of Directors of the Issuer, under the leadership of the Issuer's Chairman and CEO, George Morgenstern, has raised Mr. Morgenstern's annual base compensation from $300,000 per year to its current level of $420,000 per year, awarded Mr. Morgenstern stock options, restricted stock, and other compensation, having a value of over $1.75 million, and extended other benefits to Mr. Morgenstern. Additionally, during this same period of time the current Board of Directors has taken numerous steps to reduce the rights of stockholders of the Issuer in order to entrench themselves in their positions. Such steps include the adoption of (a) a "poison pill" Rights Agreement dated March 19, 1996 (the "Rights Agreement") which is triggered by the acquisition of 15% of the issued and outstanding stock of the Issuer and (b) various amendments to the Issuer's By-laws which eliminated the ability of the stockholders to call a special meeting of the stockholders and significantly curtailed the ability of the stockholders to nominate and install directors to the Board of Directors of the Issuer.

			       Page 9 of 26 Pages
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

	Additionally, the Committee believes that the various businesses which are a part of the Issuer lack a strategic fit and synergy. As a result, these businesses do not complement each other and do not contribute any significant benefit to the value of the Issuer and, ultimately, the value of the Issuer's stock. The Committee believes that the marketplace would value these businesses at a higher level if they were operated on a "stand-alone basis" rather than as part of a conglomerate.

	Based on the foregoing, the Committee has determined to proceed with the solicitation of consents from the stockholders of the Issuer for the express purpose of bringing about certain fundamental corporate changes in the Issuer in order to increase stockholder value. On January 7, 1998 the Committee filed with the Securities and Exchange Commission a Preliminary Consent Solicitation Statement and related form of Consent, seeking the approval of numerous actions, including the removal of the existing Board of Directors; the election of the following five (5) individuals selected by the Committee to fill the vacated directorships, Dwayne A. Moyers, Jeffrey A. Cummer, Kyle G. Kennedy, William Nelson II, and Alan M. Steinmetz (collectively, the "Nominees"); the repeal of certain recent amendments to the By-laws of the Issuer which eliminate or curtain the rights of stockholders (discussed above); and the termination of the Rights Agreement, or in the discretion of the Board of Directors, the amendment of the Rights Agreement to increase the triggering event from a 15% acquisition of the outstanding stock of the Issuer to a 25% acquisition of the outstanding stock of the Issuer.

	In the event the Committee is successful in its efforts to replace the existing Board of Directors of the Issuer, the Committee believes the new Board will retain the services of independent auditors and financial advisors to evaluate the various businesses of the Issuer with a view toward restructuring the Issuer in a manner aimed at improving stockholder value.
It is expected that such restructuring may include the sale, divestiture, spin-off, merger, repositioning or other reorganization of one or more of the Issuer's businesses or assets. However, as of the date of this Schedule 13D the Committee has no specific plans with regard to such a restructuring of the Issuer.

	In the future, the Reporting Persons, either as members of the Committee or otherwise, may decide to purchase additional shares of Common Stock of the Issuer or sell part or all of their inventory of Common Stock of the Issuer.

	Except as set forth above, none of the Reporting Persons have any present plans or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of
Schedule 13D.

	The Committee has agreed to indemnify each Nominee for any losses which may be incurred by such Nominee as a result of serving in such capacity.

	THE DISCLOSURES SET FORTH IN THIS SCHEDULE 13D ARE NOT INTENDED AS, AND THEREFORE SHOULD NOT BE DEEMED, A SOLICITA-TION OF CONSENTS IN FAVOR OF THE COMMITTEE'S PROPOSALS PURSUANT TO THE COMMITTEE'S PRELIMINARY CONSENT SOLICITATION STATEMENT ON FILE WITH THE SECURITIES AND EXCHANGE COMMISSION.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

	The Reporting Persons beneficially own 425,400 shares of the class of securities identified in Item 1 which is 5.77% of such class of securities. The information contained in Schedule 1 hereto regarding the aggregate number and percentage of the class of securities identified in Item 1 beneficially owned by each Reporting Person is incorporated herein by reference.

			       Page 10 of 26 Pages
PAGE

	The Issuer reported on its Quarterly Report on Form 10-Q for the quarter ended September 30, 1997 that it had 7,369,178 shares of Common Stock outstanding as of October 31, 1997. None of the Reporting Persons nor their affiliates have any options or warrants to purchase shares of Common Stock of the Issuer.

	The information contained in Schedule 1 hereto regarding the power to vote or dispose of securities identified in Item 1 beneficially owned by the Reporting Persons is incorporated herein by reference. All shares of Common Stock owned by a Reporting Person who is an individual is subject to such Reporting Person's sole power to vote and dispose of such shares of Common Stock. All voting and disposition decisions concerning shares of Common Stock owned by a Reporting Person that is a corporation will be made by the majority vote of the Board of Directors of such Reporting Person. All voting and disposition decisions concerning shares of Common Stock owned by the Plan will be made by the trustees of the Plan, Mr. Cummer and Mr. Moyers.

	None of the Reporting Persons effected any transactions in shares of Common Stock of the Issuer within the sixty (60) days prior to the date of the event requiring the filing of this statement, except for:

	15,250 shares acquired by Advisors on the open market at prices ranging from $4.375 to $6.50 per share from October 8, 1997 to December 31, 1997.

	60,000 shares acquired by Partners on the open market at prices ranging from $4.50 to $5.3125 per share from October 15, 1997 to December 31, 1997.

	25,000 shares sold by Partners on the open market at $5.375 per share in two transactions on November
	6, 1997.

	300 shares sold by Dwayne Moyers on the open market at $4.6875 per share on November 14, 1997.

	The Reporting Persons know of no other person who has a right to receive or the power to direct receipt of dividends or proceeds from the sale of the securities of the Issuer that are the subject of this Schedule 13D.

	The Reporting Persons have not ceased to be subject to the reporting requirements of Schedule 13D during the period of this statement.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

	Except as set forth below, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between any of the Reporting Persons and any other person with respect to any securities of the Issuer.

	Advisors has entered into agreements with Securities and its customers regarding the provision of discretionary investment advisory services on behalf of such customers. Pursuant to such agreements Advisors has the sole investment authority with regard to assets in such customer accounts.

	Partners serves as the general partner of Investors Strategic Partners I, Ltd. (the "Partnership"). In this capacity, Partners has the sole and exclusive right to buy and sell securities on behalf of the Partnership and to vote same. Partners' authority is set forth in the Limited Partnership Agreement.

			       Page 11 of 26 Pages
PAGE

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

	Except as set forth below, there are no exhibits required to be filed as part of this Schedule 13D.

		Exhibit A               Joint Acquisition Statement

		Exhibit B               Committee Organization Letter






			       Page 12 of 26 Pages
PAGE

				  SIGNATURE


	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

					CUMMER/MOYERS CAPITAL ADVISORS, INC.


Dated:  January 13, 1998                /s/ Jeffrey A. Cummer
					---------------------
					Jeffrey A. Cummer, President


Dated:  January 13, 1998                /s/ Dwayne A. Moyers
					--------------------
					Dwayne A. Moyers, Vice President,
					Secretary and Treasurer


					CUMMER/MOYERS CAPITAL PARTNERS, INC.


Dated:  January 13, 1998                /s/ Jeffrey A. Cummer
					---------------------
					Jeffrey A. Cummer, President


Dated:  January 13, 1998                /s/ Dwayne A. Moyers
					--------------------
					Dwayne A. Moyers, Vice President,
					Secretary and Treasurer


Dated:  January 13, 1998                /s/ Jeffrey A. Cummer
					---------------------
					Jeffrey A. Cummer


Dated:  January 13, 1998                /s/ Dwayne A. Moyers
					--------------------
					Dwayne A. Moyers


					CUMMER/MOYERS HOLDINGS, INC. PROFIT
						SHARING PLAN


Dated:  January 13, 1998                /s/ Jeffrey A. Cummer
					---------------------
					Jeffrey A. Cummer, Trustee


Dated:  January 13, 1998                /s/ Dwayne A. Moyers
					--------------------
					Dwayne A. Moyers, Trustee

			       Page 13 of 26 Pages
PAGE

				EXHIBIT INDEX


							       Sequentially
Exhibit                 Document                               Numbered Page

   A            Joint Acquisition Statement                          17

   B            Committee Organization Letter                        18





			       Page 14 of 26 Pages
PAGE
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				  Schedule 1
		  Reporting Persons and Beneficial Ownership

			      Address of
			       Principal         Principal        Amount
      Name of               Business Office      Business or   Beneficially      Percent
  Reporting Person           or Residence        Occupation       Owned         of Class
---------------------      --------------------  ----------    ------------     --------
Cummer/Moyers Capital      3417 Hulen Street
Advisors, Inc.             Fort Worth, TX 76107     (1)           192,000        2.61%

Cummer/Moyers Capital      3417 Hulen Street
Partners, Inc.             Fort Worth, TX 76107     (2)           210,000        2.85%

Jeffrey A. Cummer          3417 Hulen Street
			   Fort Worth, TX 76107     (3)           413,800        5.62%

Dwayne A. Moyers           3417 Hulen Street
			   Fort Worth, TX 76107     (5)           423,600        5.75%

Cummer/Moyers Holdings,    3417 Hulen Street
Inc. Profit Sharing Plan   Fort Worth, TX 76107     (6)            10,000        0.14%


						 Number of Shares as
					      to Which Such Person Has
			     -----------------------------------------------------------
			     Sole Power       Shared         Sole Power     Shared Power
			     to Vote or      Power to        to Dispose      to Dispose
       Name of               to Direct      Vote or to      or to Direct    or to Direct
   Reporting Person            Vote         Direct Vote      Disposition     Disposition
----------------------       ----------     -----------     ------------    ------------
Cummer/Moyers Capital
Advisors, Inc.                      0               0                0         192,000

Cummer/Moyers Capital
Partners, Inc.                210,000               0          210,000               0

Jeffrey A. Cummer               1,800         220,000            1,800         412,000

Dwayne A. Moyers               11,600         220,000           11,600         412,000

Cummer/Moyers Holdings,
Inc. Profit Sharing Plan       10,000               0           10,000               0



			       Page 15 of 26 Pages
PAGE

1 Cummer/Moyers Capital Advisors, Inc. is engaged in the business of providing investment advisory services.

2 Cummer/Moyers Capital Partners, Inc. serves as the general partner of Investors Strategic Partners I, Ltd., a Texas limited partnership which operates as an investment limited partnership, investing primarily in equity securities.

3 Jeffrey A. Cummer serves as the President and a Director of Cummer/Moyers Holdings, Inc. and its subsidiaries Cummer/Moyers Securities, Inc., Cummer/Moyers Capital Partners, Inc. and Cummer/Moyers Capital Advisors, Inc.

4 Mr. Cummer and Mr. Moyers have shared power to direct the disposition of these shares of Common Stock in their capacities as officers and directors of Cummer/Moyers Capital Advisors, Inc. and Cummer/Moyers Capital Partners, Inc. and as trustees of the Cummer/Moyers Holdings, Inc. Profit Sharing Plan.

5 Dwayne A. Moyers serves as the Vice President, Secretary, Treasurer and a Director of Cummer/Moyers Holdings, Inc. and its subsidiaries Cummer/Moyers Securities, Inc., Cummer/Moyers Capital Partners, Inc. and Cummer/Moyers Capital Advisors, Inc.

6 The Cummer/Moyers Holdings Inc. Profit Sharing Plan is the profit sharing plan established for the benefit of the employees of Cummer/Moyers Holdings, Inc. and its subsidiaries.


			       Page 16 of 26 Pages
PAGE

				 EXHIBIT A

		      JOINT ACQUISITION STATEMENT


	The undersigned each hereby acknowledge that the statement on
Schedule 13D to which this Joint Acquisition Statement is attached is filed on behalf of each of the undersigned.

					CUMMER/MOYERS CAPITAL ADVISORS, INC.


Dated:  January 13, 1998                /s/ Jeffrey A. Cummer
					---------------------
					Jeffrey A. Cummer, President


Dated:  January 13, 1998                /s/ Dwayne A. Moyers
					--------------------
					Dwayne A. Moyers, Vice President,
					Secretary and Treasurer


					CUMMER/MOYERS CAPITAL PARTNERS, INC.


Dated:  January 13, 1998                /s/ Jeffrey A. Cummer
					---------------------
					Jeffrey A. Cummer, President


Dated:  January 13, 1998                /s/ Dwayne A. Moyers
					--------------------
					Dwayne A. Moyers, Vice President,
					Secretary and Treasurer


Dated:  January 13, 1998                /s/ Jeffrey A. Cummer
					---------------------
					Jeffrey A. Cummer


Dated:  January 13, 1998                /s/ Dwayne A. Moyers
					--------------------
					Dwayne A. Moyers


					CUMMER/MOYERS HOLDINGS, INC. PROFIT
						SHARING PLAN


Dated:  January 13, 1998                /s/ Jeffrey A. Cummer
					---------------------
					Jeffrey A. Cummer, Trustee


Dated:  January 13, 1998                /s/ Dwayne A. Moyers
					--------------------
					Dwayne A. Moyers, Trustee




			       Page 17 of 26 Pages
PAGE

				  EXHIBIT B

			   THE COMMITTEE TO ENHANCE
			 DATA SYSTEMS & SOFTWARE INC.
			      STOCKHOLDER VALUE
			   C/O:  DWAYNE A. MOYERS
			      3417 HULEN STREET
			    FORT WORTH, TX  76107
				 800-275-5404


GENTLEMEN:

Thank you for your expression of interest in becoming part of The Committee to Enhance Data Systems & Software Inc. Stockholder Value (the "Committee"), an independent stockholder committee being formed for the purpose of seeking relief from certain past and contemplated actions by the current management and directors of Data Systems & Software Inc. ("DSSI," or the "Company"), a Delaware corporation. This letter agreement, when signed by you and all other prospective members of the Committee (hereinafter defined and referred to as the "Members"), will be the principal organizational document of the Committee, as well as your agreement to the terms and conditions set forth below outlining your role and responsibil-ities as a Member of the Committee, as well as the duties, responsibilities and authority of the representatives (hereinafter defined and referred to as the "Representatives"). Furthermore, as specifically set forth hereafter, your acknowledgment of and agreement to this letter agreement and the attachments and exhibits hereto will evidence your agreement to appoint the Committee to act, by and through the Representatives, on your behalf in the exercise of your rights as a stockholder of DSSI in all relevant matters, including, but not limited to, actions taken in connection with the filing of legal actions and the voting of securities held by you directly and/or as a "beneficial owner."

		  STATUS AND GOALS OF THE COMMITTEE
		  ---------------------------------

The Committee is organized to act as a committee of Data Systems & Software Inc. common stock holders for the purposes of (i) protecting the stockholders from the effect of previous actions taken by the current management and directors of DSSI, (ii) protecting the interests of the stockholders in light of the Committee's belief that the present management and directors are acting in a manner which is not in the best interest of the Company and the stockholders, (iii) organizing and mobilizing stockholders to take certain stockholder action which is appropriate and necessary to correct the effects of certain actions previously taken by the management and directors which substantially impaired stockholders' rights and authority and to restore those rights and authority of the stockholders which had been stripped or reduced, and (iv) organizing and mobilizing stockholders in the event that stockholder action is deemed appropriate and necessary to seek remedial action against DSSI and/or its present management,

			 Page 18 of 26
PAGE
directors and control persons, including possibly other parties presently known and unknown who have been and/or are involved in directing business and stock market related activities for or on behalf of management and/or insiders of DSSI. More specifically, the Committee is being formed and will act, once formed, through the Representatives to attempt to accomplish the following goals (the "Goals"):

1. To take action to remove the present board of directors and management of DSSI and replace them with competent directors and management committed to returning the Company to profit-ability and possibly seek remedy and retribution from the current directors and management for any improper, unautho-rized and/or illegal conduct;

2. To investigate and, if deemed appropriate, seek compensation from the current board of directors, management and/or third party affiliates of DSSI for any illegal and/or improper actions which have been taken by them for personal gain and/or to the detriment of DSSI and its stockholders;

3. To amend the By-laws for the purposes of repealing certain amendments made to the By-laws by the current board of directors and management which were enacted by the current directors and management for the purpose of impairing, and which substantially impair, the ability of the stockholders to exercise certain rights traditionally held by stockholders and to further amend the By-laws to prevent a board from taking a similar action in the future;

4. To terminate or otherwise reduce the effects on and exposure to the stockholders of the rights, or "poison pill," agreement which creates a substantial disincentive to any party from attempting to take control of the Company and entrenches the present board's and management's control over the Company; and

5. To the extent legally possible, seek to minimize the economic impact George Morgenstern's employment agreement has on the Company.

The Representatives are hereby irrevocably granted by each Member of the Committee the authority to diligently and aggressively pursue the above Goals on behalf and in the name of each and all Members individually and collectively, of the Committee, as stockholders' representatives.

The Goals may be expanded in scope according to the exigencies of the matters pursued by the Committee in the discretion of the Representatives. Additional goals not concerning matters reasonably connected or related to the above-stated Goals may be added by amendment to this letter agreement if adopted by written consent of a majority of Representatives, provided that such additional goals materially related to DSSI and the circumstances and actions contemplated in and by this letter agreement.

PAGE

			      REPRESENTATIVES
			      ---------------

The Committee will initially be comprised of Cummer/Moyers Holdings, Inc.; Cummer/Moyers Capital Advisors, Inc.; Cummer/Moyers Capital
Partners, Inc.; Dwayne A. Moyers ("Moyers") and Jeffrey A. Cummer
("Cummer") (collectively, the "Members"), all of which Members have interests, direct and indirect, by security holdings or otherwise in the matters to be acted upon by the Committee.

Moyers and Cummer are executive officers and directors of Cummer/Moyers Holdings, Inc. and its subsidiaries, Cummer/Moyers Capital Advisors, Inc. and Cummer/Moyers Capital Partners, Inc. They are also principal shareholders of Cummer/Moyers Holdings, Inc. Moyers and Cummer will be and are hereby denominated Representatives for all Members of the Committee and who hereafter will have full authority and responsibility for making day-to-day operating decisions concerning actions to be taken to achieve the Goals of the Committee and who hereafter will manage and oversee the safekeeping and application of the Fund (as hereinafter defined) for such purposes. By execution of this letter agreement (and by signing the Consent Statement attached hereto and incorporated herein by reference) you hereby grant the Representatives authority to file any legal proceedings, Securities and Exchange Commission required reports, complaints, notices, demands and publish reports and proxy solicitations to stockholders, in the name of and on behalf of all Members individually and as a stockholders committee, as are deemed necessary and appropriate in the sole discretion of the Representatives.

The Representatives will be advanced and reimbursed for their expenses, including travel, meals and incidentals. In addition, the Committee has agreed to pay Alan Steinmetz a Success Fee in the amount of $50,000 only in the event that the Committee receives reimbursement from the Company for such Success Fee.

The signature of two Representatives will be required on any bank accounts opened in respect of the Fund and on all checks in excess of $100 of Fund moneys. Any actions which the Representatives desire to take concerning use of the Fund shall be taken only upon a majority consent of the Representatives.

The Representatives and those individuals serving as Nominee Directors will be indemnified and held harmless by Cummer/Moyers Holdings, Inc. for their actions on behalf of the Committee to the extent such actions are taken in good faith and in the absence of fraud or gross negligence. The Representatives are fully authorized by all Members to bind the Committee and the Members to any contract or agreement made in connection with legitimate activities of the Committee including, without limitation, agreements to retain lawyers and accountants, and settlement agreements, without further authorization of the Members.
The Representatives may, in their discretion, seek the advice and/or

PAGE
consent of any or all Members prior to taking any specific contemplated action, but shall not be required to do so nor to act according to the majority consent of Members if, in their reasonable business judgment, such action or inaction is warranted under the specific circumstances.

				   MEMBERS
				   -------

The individual and entity stockholders as set forth in Appendix A to this agreement are Members as of the effective date of the formation of the Committee, which effective date shall be January 3, 1998 for all purposes. Members will execute and have witnessed the enclosed Consent Solicitation Statement and Consent Card for purposes of the Committee collecting the requisite number of consents necessary in order to achieve the Goals as stated and set forth by the Committee. Each Member shall be required to remit an initial cash contribution, which amount will be determined on an individual basis. The requirement can be waived or modified as pertains to a Member in the discretion of the Representatives if there would be a financial hardship imposed by the requirement or otherwise. However, nothing in this agreement shall be deemed to limit the time, extent or amount of the indemnification of the Representatives by each Member.

Each Member agrees to contribute its pro rata share of all of the expenses incurred by the Committee on a per share basis according to the maximum number of shares represented by all Members during the existence of the Committee. Members' obligations and entitlements shall be calculated on the date the Goals are achieved and/or the Committee is terminated or some earlier date if deemed appropriate by the Representatives. The initial contribution requested is $0.10 per each share owned by a Member to cover the Consent Solicitation Statement solicitation and legal fees necessary to prepare for, preempt and/or defend any counter-attacks or strategies employed by the current directors and management of DSSI against the Committee. The Representatives may request from time to time that each Member contribute further amounts based on budgets and anticipated expenses determined from time to time in the reasonable judgment of the Representatives. The Committee shall not be obligated to return any contributions spent or obligated in the course of pursuing the Goals, but will reimburse any unused portion of the Fund on termination on a pro rata basis after refunding any Members who contributed moneys in excess of their pro rata share, to the extent of such overpayment. Members may not be expelled for any reason other than discovery of previously undisclosed involvement in material business dealings with DSSI, its current management, directors or promoters or a business involvement initiated previously or subsequently to becoming a Member which would, in the sole judgment of the Representatives, conflict or prejudice the position of the Committee as an independent stockholder committee. Members may also be terminated if they no longer own the securities held by them when originally admitted, unless such sale or transfer would not disqualify them as parties to any pending litigation or legal action or proceeding in which the Committee is involved.

			    Page 21 of 26
PAGE

While the Committee has not been formed to obtain a specific financial reward for its efforts, depending on whether or not the Committee is successful in its efforts, of which there is no assurance, the Committee may recover all or a portion of its expenses and/or exemplary damages in an agreement with DSSI or through court decree, in which event each Member will receive a pro rata share of such recovery up to the actual amount contributed by such Member as of the date of termination of this venture. One hundred percent (100%) of any amounts recovered in excess of the actual amounts paid in by all Members (recoveries for exemplary damages, negotiated settlement, etc.) will be divided equally among the Representatives.

The identity and share holdings of the Members will be subject to public disclosure under Schedule 13D to be filed with the Securities and Exchange Commission (the "SEC") under the Securities Exchange Act of 1934 disclosing the existence and intentions of the Committee, and will be disclosed in the Consent Solicitation Statement filed with the SEC and delivered to security holders and management of DSSI and to DSSI. Additionally, the Committee may file litigation in any court concerning DSSI and/or call a stockholders meeting in the name of the Committee, its Members as a class or otherwise, in which case the holdings and interests of the Members may also be subject to disclosure. Consent to such disclosure is hereby expressly authorized by each Member, unless disclosure is optional or discretionary under the provisions of any judgment or ruling of a court or as provided in any applicable law or regulation, in which event the express permission of each Member shall be required for such information to be disclosed.

			     ACTION OF MEMBERS
			     -----------------

Any action required or requested by the Representatives to be approved or ratified by Members may be made by written consent of Members on two days written notice to all Members, or by a physical meeting on five days written notice. Notice is deemed given when mailed (plus 3 days if not sent by overnight courier). Notice may also be given by facsimile with a copy by first class mail. Any Member or group of Members who, individually or in the aggregate, holds at least 25% of the total shares represented by the Committee may call a meeting by providing a demand for a meeting to the Representatives, and the Representatives shall upon receipt of such notice by such Member or Members deliver notice of such meeting to all Members. Members who wish to vote at a meeting, but who can not attend personally or through a legal representative, may vote by proxy providing that their proxy is timely delivered to the mailing address of the Committee, as listed above. Proxies shall be revocable until the time they are voted by attendance of the Member at the meeting or by submission of a later dated proxy. In all cases, proxies for such meetings may be given either to the Representatives, a legal representative of the Member or to another Member.

			       Page 22 of 26
PAGE

Unless otherwise stated herein, the vote of a majority of shares represented in person or by proxy at a meeting, or a majority of all shares represented by Members submitted by written consent if no meeting is held, shall constitute the action of all Members. Attendance in person or by proxy of at least 1/2 of all shares owned by Members at a physical meeting shall constitute a quorum.

		     REMOVAL/RESIGNATION OF REPRESENTATIVES
		     --------------------------------------

Representatives will immediately be placed in a high profile, high liability position, and may be subjected to personal legal attack and counter-offensive legal maneuvers by DSSI and/or its affiliates once the Committee becomes active. Therefore, Representatives may not be removed by Members except under extreme circumstances of malfeasance and/or non-feasance by the Representatives. Representatives may become disabled or become unwilling to continue, in which event the remaining Representatives shall nominate the replacement(s), subject to the ratification of the Members. In the event that Representatives resign or are removed, they shall immediately be reimbursed for their time and expenses which have not been paid through the date of their termination, plus any further time required of them to complete pending matters including filing notices of substitution or any matters required to be attended to in order to accomplish their termination without interference with the smooth operation of the Committee.

			    WITHDRAWAL OF MEMBERS
			    ---------------------

Once Members are admitted, they are expected to remain Members until the termination of the Committee. The Committee should not be placed in a position where its status as a stockholder representative is subject to change at any time. Members may, however, terminate their active status as Members upon written notice to the Representatives, which withdrawal will: (a) not revoke the authority granted hereby by the Member to the Representatives to pursue any legal or corporate action on such Member's behalf, with respect to any pending or contemplated matter which was initiated and/or authorized by the Member prior to such withdrawal; (b) end the Member's obligation to make ongoing contributions in excess of such Member's pro rata share of expenses incurred by the Committee up to the time of such Member's withdrawal (but not end any contribution from the Member for its share of such expenses incurred through such date);
(c) remove the Member's name from the roll of Members of the Committee and revoke the Member's proxy to vote its shares unless otherwise stated by the Member in its notice of withdrawal; and (d) not entitle the withdrawing Member to demand return of any contributions made until the termination of the Committee (and such withdrawing Member will receive reimbursement only to the extent of its actual contributions, on a pro rata basis, as specified otherwise herein, if such funds are available at the time of termination of the Committee). Notwithstanding the foregoing, no withdrawal of any Member shall be effective if such withdrawal will substantially defeat any pending legal or corporate actions or otherwise threaten the legal status of the Committee at a time which would inordinately expose the Representatives to personal liability.

			    Page 23 of 26
PAGE

In the event that sufficient Members notify the Committee of their intent to withdraw, to vitiate the purpose of the Committee and render impossible the achievement of the Goals, the Representatives shall have the right to immediately resign and commence the winding up of the affairs of the Committee, including termination of any legal attachments with attorneys, accountants and their involvement in any legal proceedings on behalf of the Committee. The Representatives shall continue to be compensated and indemnified by the Committee and its Members, and all Members shall continue to be responsible to defer all of the expenses of the Committee including Representatives' compensation and the payment of all legal, accounting and other professionals retained by the Committee. Representatives shall remain authorized to unwind or terminate involvement by the Committee in all such matters, if possible, and, if not possible, shall continue to act until the opportunity to disengage the Committee from such matters becomes available. In this regard, all Members understand and agree that once the Committee becomes involved in litigation, it may not be able to withdraw or otherwise terminate its involvement without being held responsible to the other party litigant(s) for its/their reasonable costs and attorneys' fees. In such event, it may be necessary for the Committee to continue its involvement in such cases notwithstanding the lack of willingness of Members to do so. Members are not protected by any corporate shield or status as limited partner, etc. from liability to third party litigants. All Members' agreement to indemnify the Representatives as set forth herein continue indefinitely beyond the termination of the Committee.

		       TERMINATION OF THE COMMITTEE
		       ----------------------------

The existence of the Committee will automatically terminate upon the first to occur of any of the following events:

1. The successful attainment of the Goals described herein or such additional goals as may be adopted and ratified subsequently to the execution hereof by written consent of a majority of the Members;

2. Merger of the Committee into a class of all stockholders of DSSI under the caption of derivative action and/or class action suit filed against DSSI and/or its present board of directors, management and affiliates, which suit in substance pursues all of the Goals of the Committee; and/or

3. Termination or abandonment of the Committee upon the recommen-dation of the Representatives and ratification of the same by a majority written consent of the Members. In the event the Representatives recommend termination or abandonment of the Committee and the Members do not tender their consent to such termination or abandonment, Representatives may tender their resignations and the Members may appoint new Representatives to the Committee by majority consent or vote.

				Page 24 of 26
PAGE

				 MISCELLANEOUS
				 -------------

1. This agreement will be governed by the laws of Delaware concerning stockholders committees and the duties and rights of stockholders' representatives.

2. This agreement consists of this letter agreement and attachments; and the Consent Solicitation Statement and the Consent Card; and may be executed in counterparts by Members to be effective on the date of each respective Member's countersignature.

3. The payment by any Member of its initial or any subsequent contribution shall not create a debt by the Committee (and/or the Representatives) to the Member nor shall the Member have a claim to the funds of the Committee as equity, but the funds shall become the exclusive property of the Committee subject to reimbursement as provided for herein, provided that funds exist on termination to reimburse all or any portion of any actual contribution made by a Member. Obligations to make contributions that are arranged by a Member and the Representatives constitute a contract which is enforceable by the Committee, although Members understand that the Committee may or may not have the funds or the facilities to enforce such contract against a defaulting Member.

4. Each party to this letter agreement represents to all parties signing this letter agreement and to the Representatives that this constitutes the entire agreement and that no party or third person has made any oral representation or agreement, nor has such party offered or has been offered any compensation or other promise of financial remuneration for becoming a Member or making a contribution to the Committee.

5. Each party represents to the Committee and to the Representatives that they have read the attached Consent Solicitation Statement and Consent Card concerning the solicitation of their participa-tion in the Committee and understand that the proposed Representatives do not have access to material information concerning DSSI other than the facts that have been publicly disclosed and will, in all likelihood, not have any independently acquired information until extensive resources have been expended to compile such information with any actions or litigation which may be required to be initiated in order for the Committee to successfully protect the interests of its Members and the general population of stockholders of DSSI.

				Page 25 of 26
PAGE

Agreed to and acknowledged by the undersigned, effective this 3rd day of January, 1998.

MEMBERS:                                CUMMER/MOYERS HOLDINGS, INC.


					By:/s/ Dwayne A. Moyers
					   --------------------
					Title:Vice President
					      -----------------
					Date:January 3, 1998
					     ------------------

					CUMMER/MOYERS CAPITAL ADVISORS, INC.


					By:/s/ Dwayne A. Moyers
					   --------------------
					Title:Vice President
					      -----------------
					Date:January 3, 1998
					     ------------------

					CUMMER/MOYERS CAPITAL PARTNERS, INC.


					By:/s/ Dwayne A. Moyers
					   --------------------
					Title:Vice President
					      -----------------
					Date:January 3, 1998
					     ------------------


					/s/ Dwayne A. Moyers
					-----------------------
					Dwayne A. Moyers



					/s/ Jeffrey A. Cummer
					-----------------------
					Jeffrey A. Cummer






				 Page 26 of 26